Exhibit 99.1

Pembina Pipeline Corporation Reports Results from 2019 Annual and Special Shareholder Meetings

CALGARY, May 6, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) reported the voting results from its annual and special meeting of common shareholders held May 3, 2019 in Calgary, Alberta (the "Meeting"). Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management Information Circular dated March 15, 2019 (the "Information Circular") and is available on the Company's website under "Investor Centre – Shareholder Information" at www.pembina.com.

A total of 332,282,765 common shares representing 65.19 percent of the Company's issued and outstanding common shares were voted in person and by proxy in connection with the Meeting. The voting results for each matter presented at the Meeting are provided below:

1.       Election of Directors

The following 11 nominees were appointed as directors of Pembina to serve until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed:

Nominee	Votes in Favour		Votes Withheld
	Percentage	Number	Percentage	Number
Anne-Marie N. Ainsworth	99.52%	307,250,169	0.48%	1,487,386
Michael H. Dilger	99.66%	307,694,072	0.34%	1,043,483
Randall J. Findlay	98.93%	305,444,347	1.07%	3,293,208
Maureen E. Howe	99.40%	306,886,363	0.60%	1,851,192
Gordon J. Kerr	94.04%	290,323,966	5.96%	18,413,589
David M.B. LeGresley	94.59%	292,046,870	5.41%	16,690,685
Robert B. Michaleski	99.40%	306,898,995	0.60%	1,838,560
Leslie A. O'Donoghue	94.21%	290,868,985	5.79%	17,868,570
Bruce D. Rubin	99.63%	307,608,970	0.37%	1,128,585
Jeffrey T. Smith	98.44%	303,908,620	1.56%	4,828,935
Henry W. Sykes	94.68%	292,323,922	5.32%	16,413,633

2.       Appointment of Auditors

KPMG LLP, Chartered Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting, at remuneration to be fixed by the directors on the recommendation of the Audit Committee.

3.       Approval of Company's Shareholder Rights Plan

An ordinary resolution to continue Pembina's shareholder rights plan was approved with an approximate 94.55 percent of votes cast in favour.

4.       Approval of the Amendment to the Company's Articles

A special resolution to amend the Company's articles to increase the limit on the number of Class A preferred shares we are authorized to issue, as described in the Information Circular, was approved with an approximate 94.90 percent of votes cast in favour.

5.       Acceptance of Company's Approach to Executive Compensation

On an advisory basis and not to diminish the role and responsibility of the board of directors, the approach to executive compensation disclosed in the Information Circular was approved with an approximate 91.67 percent of votes cast in favour.

Additional details in respect the Meeting's voting results can be found on Pembina's profile at www.sedar.com and www.sec.gov.

The meeting of the preferred shareholders held May 3, 2019 in Calgary, Alberta to consider the amendment to the Company's articles was convened and adjourned, without any business considered, due to a lack of quorum and in order provide such shareholders with a further opportunity to vote their preferred shares in favour of the amendment.

The adjourned special meeting of the Company's preferred shareholders will be held at 10:30 a.m. (Mountain time) on May 31, 2019 in the Assiniboine Boardroom at the offices of Blake, Cassels & Graydon LLP, located at Suite 3500, Bankers Hall East Tower, 855 – 2nd Street S.W., Calgary, Alberta. Holders of preferred shares as of the March 15, 2019 record date for the special meeting of preferred shareholders may continue to vote their preferred shares in the same manner as described in the Information Circular. If a preferred shareholder has any questions or needs assistance completing their proxy or voting instruction form, please call Kingsdale Advisors at 1-877-657-5859 or email contactus@kingsdale.com.  Pembina may also engage a soliciting dealer group consisting of members of the Investment Industry Regulatory Organization of Canada (IIROC) to assist in this regard, which arrangement would involve the payment of customary fees to the soliciting dealers for the receipt of votes from preferred shareholders in regards to the special resolution to approve the amendment to the Company's articles.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2019/06/c0820.html

%CIK: 0001546066

For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:15e 06-MAY-19